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Exhibit 99.2

BIOVAIL CORPORATION

EXECUTIVE EMPLOYMENT AGREEMENT

        THIS AGREEMENT is made by and between Biovail Corporation (hereinafter the "Corporation") and Kenneth G. Howling (hereinafter the "Executive") as of the 6th day of December, 2006.

ARTICLE ONE — GENERAL DUTIES AND TERM

Scope of Employment/Duties

1.01    The Corporation will employ the Executive as Senior Vice President, Chief Financial Officer. The Executive will serve as an officer of the Corporation, and will report to the Corporation's Chief Executive Officer ("CEO"). During the Employment Term, the Executive will devote substantially all of his business efforts and time to the Corporation. The Executive agrees, during the Employment Term, not to actively engage in any other employment, occupation or consulting activity for any direct or indirect compensation without the prior approval of the CEO; provided, however, that the Executive may (a) serve on the boards of directors of other companies (subject to reasonable approval of the CEO) and boards of trade associations or charitable organizations; (b) engage in charitable activities and community affairs; or (c) manage the Executive's personal investments and affairs, as long as such activities do not materially interfere with the Executive's duties and responsibilities for the Corporation.

1.02    The Corporation reserves the right to establish the employment relationship with the Executive directly with the Corporation or with any of its affiliates or subsidiaries, or to change such employment relationship over time, as it deems necessary or appropriate to comply with legal requirements or for ease of administration of employee benefits programs or other matters.

Term of Agreement

1.03    The Corporation hereby agrees to employ the Executive and the Executive hereby accepts employment, in accordance with the terms and conditions of this Agreement, commencing on a date to be mutually agreed by the parties (the "Employment Commencement Date"). The period of the Executive's employment under this Agreement will be referred to as the "Employment Term." Subject to the Corporation's obligation to provide severance benefits and the parties' obligation to provide notice of termination as may be specified in this Agreement, the Executive and the Corporation acknowledge that this employment relationship may be terminated at any time and for any or no cause or reason at the option of either the Executive or the Corporation.

ARTICLE TWO — COMPENSATION

Base Salary

2.01    As of the Employment Commencement Date, the Executive's annualized base salary will be $400,000 (USD), payable bi-weekly, and will be subject to annual review in accordance with the Corporation's normal review process for other similarly situated senior executives. The Executive's base salary shall be converted and paid in Canadian currency. The conversion into Canadian currently shall be made at the beginning of every quarter at a rate equal to the average exchange rate for the previous quarter (as furnished by the Controller of the Corporation).

Incentive Compensation

2.02    Annual Incentive Compensation.    The Executive will be eligible to participate in the Corporation's annual bonus program in accordance with the terms of such program. For the Executive's year of hire, the Executive's target will be fifty percent (50%) of the Executive's annualized base salary and the payment will be pro-rated in accordance with the terms of such program based on the Employment Commencement Date.

Equity Compensation

2.03    Eligibility.

        (a)    The Executive will be eligible to participate in the Corporation's equity compensation plan, as may be amended from time to time (the "Equity Compensation Plan"), in accordance with the terms of the Equity Compensation Plan, except as otherwise indicated in this Agreement. At this time, the Executive's level of eligibility includes up to 100,000 options annually, and is based on performance.

        (b)    Except as otherwise provided for in this Agreement, the terms of all stock option grants made to the Executive under the Equity Compensation Plan during the Employment Term will provide that in the event of the termination of the Executive's employment by the Corporation without Cause or the voluntary termination of the Executive's employment by the Executive for Good Reason, the Executive will be entitled to exercise the Executive's vested and outstanding stock options for a period of one (1) year following the date that is designated by the Corporation as the last day of the Executive's employment or term of office with the Corporation (and, for greater certainty, does not mean the date on which any period in respect of which any pay in lieu of notice that the Corporation may be required by law or may voluntarily elect to the provide to the Executive) (the "Termination Date"); provided, however, that in no event will the Executive be entitled to exercise any stock option after the expiry of the exercise period of that particular stock option.

Employee Benefits

2.05    During the Employment Term, the Executive will be eligible for employee benefits that are offered to the Corporation's other similarly-situated senior executives in accordance with the terms of such plans as they may change from time to time.

Expenses

2.06    The Executive shall be reimbursed for reasonable out of pocket business expenses, including travel and entertainment expenses actually and properly incurred by the Executive in the course of performing his services hereunder, upon furnishing to the Corporation reasonable supporting statements and vouchers provided that where, in any financial year, the Corporation has provided to the Executive an approved budget, such expenses must not exceed the amount so budgeted without the prior written approval from the Corporation.

Vacation

2.07    The Executive will be eligible for four (4) weeks of vacation annually without regard to the terms of the Corporation's Vacation Policy. The Executive's eligibility for vacation in the year of hire will be pro-rated as specified in the Corporation's Vacation Policy.

ARTICLE THREE — TERMINATION AND RESIGNATION

Involuntary Termination By The Corporation Without Cause or Voluntary Termination By The Executive For Good Reason

3.01    If the Executive is involuntarily terminated by the Corporation without Cause (defined below) or the Executive voluntarily terminates his employment for Good Reason (defined below), then the Executive will be eligible for the severance payments and benefits as described in this section 3.01; provided (i) the Executive continues to comply with the confidentiality, non-solicitation and non-competition provisions of this Agreement; and (ii) the Executive executes, and does not revoke, a written waiver and release of all claims, demands and causes of action against the Corporation and related parties (other than as to any vested benefits to which the Executive may be entitled under any employee benefit plan) in a form prescribed by the Corporation ("Release"):

        (a)    The Executive will receive a lump sum severance payment, payable within 60 days after termination of the Executive's employment, equal to one (1) year's base salary (calculated using the Executive's highest annual base salary in the three years prior to the employment termination) and one (1) year's annual incentive compensation (calculated in accordance with the terms of the Corporation's annual incentive compensation plan, except that such calculation will be made at the Executive's target level of incentive compensation in the year prior to employment termination);

        (b)    The Executive will receive a pro-rated portion of his annual incentive compensation award for the year in which his termination occurs, which will be payable in or around March of the year following the Executive's termination based on the number of months (rounded to the next highest number for a partial month) of the year elapsed prior to the Executive's termination and calculated in accordance with the terms of the Corporation's annual incentive compensation plan, except that such calculation will be made without regard to an assessment of performance;

        (c)    To the extent the Executive has not secured alternative extended health and dental benefits coverage from a new employer, the Corporation will continue to pay for the Executive's extended health and dental benefits coverage on the same basis as the Corporation pays for the extended medical and dental coverage for active employees for up to one (1) year; and

        (d)    Notwithstanding the terms of any individual stock option grant, any stock options granted to the Executive prior to the time that the Executive receives written notification that the Executive's employment is, or will be, terminated that would have vested, without regard to performance, during the one (1) year period following the Termination Date had the Executive remained an employee of the Corporation during that period will immediately vest and become exercisable in accordance with section 2.03(b) hereof.

Involuntary Termination By The Corporation For Cause Or Voluntary Termination Without Good Reason

3.02    If the Executive is involuntarily terminated by the Corporation for Cause or the Executive voluntarily terminates his employment without Good Reason, then the Executive will forfeit his right to receive any salary, incentive compensation, equity compensation or other compensation that has not been fully accrued at the time the Executive's employment terminates; provided, however, that the Executive will be entitled to receive any benefits or amounts accrued but not yet paid as of the date of termination.

Death or Disability

3.03    The Executive's employment will terminate automatically upon the Executive's death. The Corporation may terminate the Executive's employment if illness, disease, or physical or mental incapacity render the Executive generally incapable of performing his duties or unfit to advance or represent the Corporation on a daily basis for a period of twelve (12) consecutive months and within such twelve (12) months, the Executive fails to produce to the Corporation a medical opinion indicating a reasonable time for the return of the Executive to the full-time assumption of his past duties and responsibilities. Nothing herein is intended to circumvent or abridge the Corporation's short-term disability policy or long-term disability plan. In the event of termination pursuant to the terms of this Section 3.03, the Executive or the Executive's estate, as applicable, will be entitled to receive any salary, benefits or other amounts accrued and due to the Executive but not yet paid as of the date of termination.

Cause

3.04    For purposes of this Agreement, Cause includes:

  (a)
  conviction of the Executive, or entering of a guilty plea by the Executive, with respect to, a felony, any crime involving fraud, larceny or embezzlement or any other crime involving moral turpitude which subjects, or if generally known, would damage the business interests or reputation of the Corporation or any of its affiliates;

  (b)
  any act of fraud, misappropriation, material dishonesty, embezzlement or similar conduct involving the Corporation or any affiliates;

  (c)
  a material breach by the Executive of the Executive's duties hereunder (other than as a result of incapacity due to physical or mental impairment) which is demonstrably willful and deliberate on the part of the Executive or which is committed in bad faith or without reasonable belief that such breach is in the best interests of the Corporation;

  (d)
  a material breach by the Executive of the Executive's duties hereunder (other than as a result of incapacity due to physical or mental impairment), except as identified in Section 3.04(c) above, which breach is not remedied by the Executive within 30 days after receipt of written notice from the Corporation specifying such breach; or

  (e)
  the Executive's failure to comply in any material way with any of the provisions of this Agreement.

Good Reason

3.05    For purposes of this Agreement, a voluntary termination by the Executive will be deemed to be a voluntary termination for Good Reason if:

        (a)    The Corporation makes: (i) any assignment to the Executive of any duties which are materially inconsistent with the Executive's position; (ii) any material reduction in the Executive's authority, responsibilities or status; or (iii) a material reduction to the Executive's base salary and/or a material reduction to the Executive's target under the annual bonus program;

        (b)    The Executive notifies the Corporation in writing of his belief that the Corporation has taken an action identified in Section 3.05(a) within thirty (30) days of the event at issue;

        (c)    The Corporation has not remedied the situation within thirty (30) days after receipt of written notice from the Executive; and

        (d)    The Executive provides Notice of Termination within thirty (30) days after the Corporation's opportunity to remedy the situation has expired.

Change in Control

3.06    (a)    The Corporation shall provide the payments and benefits described in section 3.06(b) below only if: (i) the Executive continues to comply with the Restrictive Covenants (as such term is defined below); and (b) the Executive executes, and does not revoke, a Release (as defined above).

3.06    (b)    Upon a Change of Control (as defined in the Equity Compensation Plan), and a termination of the Executive's employment by the Corporation not for Cause or by the Executive for Good Reason, which termination occurs within a period of twelve (12) months following the completion of the transaction resulting in the Change of Control, the Corporation shall provide to the Executive, (a) a severance payment of 24 months base salary and bonus within 30 days of the Termination Date and, (b) any unvested options held by Executive shall have their vesting accelerated in full so as to become one hundred percent (100%) vested and immediately exercisable in full as of the Termination Date. In addition, effective immediately upon receipt of written notice of termination of the Executive's employment, the Executive will become entitled to, and the Corporation shall grant to the Executive, a number of options equal to the greater of: (i) the total number of options granted to the Executive in the preceding 12 months; and (ii) the maximum number of options that the Executive is eligible to receive under section 2.03(a) hereof, which options shall be deemed to have been priced at the same price as those in the immediately preceding year, provided, however, that in no event shall the exercise price for the foregoing options be less than the fair market value of a share of the Corporation's common stock as of the date such stock options are granted. These latter stock options shall vest upon the Termination Date and shall be exercisable as to 33% on such date, 33% on the first anniversary of the Termination Date, and the remainder on the second anniversary of the Termination Date.

Notice of Termination

3.07    Any termination of employment by the Corporation or by the Executive shall be communicated by Notice of Termination to the other party hereto given in accordance with section 5.07. For purposes of this Agreement, Notice of Termination means a written notice which (a) identifies the specific termination provision in the Agreement relied upon, and (b) to the extent applicable, sets forth in reasonable detail the facts and circumstances claimed to provide a basis for termination of the Executive's employment under the provision identified, and (c) specifies an effective termination date which shall not be less than fifteen (15) nor more than sixty (60) days after the giving of such notice.

Payments After Termination of Employment

3.08    Payments made by the Corporation to the Executive pursuant to this Agreement after the Executive's termination of employment will be made by courier delivery service to the last address provided for notices to the Executive pursuant to section 5.07 of this Agreement.

Release

3.09    The Release identified in Sections 3.01 and 3.06 will not require the Executive to release any right the Executive may have to indemnification as an officer, director or employee of the Corporation (or any affiliate thereof) pursuant to the articles of incorporation or bylaws (or other governing instruments) of the Corporation (or any affiliate thereof).

ARTICLE FOUR — EXECUTIVE'S OBLIGATIONS

Confidentiality

4.01    The Executive agrees to be bound by the terms of the confidentiality agreement (the "Confidentiality Agreement") dated the date hereof, which Confidentiality Agreement has been read, understood and executed by the Executive and is attached hereto as Schedule A and which is incorporated by reference into this Agreement. In the event of a conflict between the terms of this Agreement and the terms of the Confidentiality Agreement, the terms of this Agreement shall govern.

Non-Competition

4.02    The Executive acknowledges that the Corporation currently conducts Business activities in Canada and the United States (the "Territory"). The Executive further acknowledges that, in the future, the Business activities are expected to substantially expand territorially. Accordingly, the Executive hereby agrees and covenants that he shall not, during the term of this Agreement, and for a period of twelve (12) months following involuntary termination by the Corporation for Cause, voluntary termination by the Executive, or a termination following a Change in Control to which the provisions of Section 3.06 apply, directly or in any manner whatsoever, including without limitation, either individually, in partnership, jointly or in conjunction with any other individual, partnership, corporation, unincorporated organization, trust, joint venture, the Crown or any agency or instrumentality thereof of any juridical entity (a "Person"), in the Territory:

  (a)
  carry on, be engaged in, take part in or be a party to that part of any undertaking, directly or indirectly; or

  (b)
  consult, advise, render services to lend money, guarantee the debts or obligations of or permit the use of his name or any part thereof by any Person with respect to a business carried on by that Person;

which actively competes directly with the Corporation's business objects or, could be judged to be causing or potentially be causing through competitive acts, material harm to the Corporation.

For the purposes of this Section 4.02, as of the date of this Agreement, a Person shall be defined as Andrx Group, Elan Corporation, Ethypharm, Flamel Technologies, S.A., Forest Laboratories Inc., Pfizer Inc., King Pharmaceuticals, Inc., GlaxoSmithKline, Reliant Pharmaceuticals, Inc. and any of their affiliates and subsidiaries which are in the same or a competitive business and, in addition, shall include any pharmaceutical entity with which the Corporation has a product(s) licensing agreement, any entity in which the Corporation has a minority equity interest and any entity with which the Corporation is at the time actively negotiating a commercial relationship.

During the continuance of his employment, the Executive shall not (other than solely as a holder of not more than three per cent (3%) of the issued and outstanding voting shares of any public corporation or as a shareholder of the Corporation, without the written approval of the board of directors of the Corporation, directly or indirectly, either individually or in partnership or in conjunction with any Person or Persons, firm, association, syndicate, company or corporation as principal, agent, director, manager, servant, shareholder or in any other manner whatsoever,) carry on or be engaged in or be concerned with or interested in any business or vocation whatsoever which would be reasonably judged to be competitive to the Business or would impede the Executive in performing his duties as outlined herein.

Non-Solicitation

4.03    The Executive hereby covenants and agrees that he shall not, during the term of this Agreement and for a period of twelve (12) months thereafter, solicit or contact, either directly or indirectly, any of the Customers, Prospective Customers or any suppliers of the pharmaceutical compounds used by the Corporation on his own behalf, or on behalf of any entity, by which the Executive is hired or retained. "Customers" means customers of the Corporation with which the Executive had personal contact or had supervision over the efforts of those who had direct personal contact with such customers during the last two (2) years of the Employment Term. "Prospective Customer" means any organizations or entities which had been actively contacted and solicited for their business by representatives of the Corporation, and with whom the Executive had contact, both during the last two (2) years of the Employment Term.

Non-Hiring

4.04    The Executive hereby covenants and agrees that he shall not, during the term of this Agreement and for a period of twelve (12) months thereafter, either directly or indirectly, solicit or endeavour to solicit from the Corporation any of its employees, and shall not for a period of 12 months from the end of the term of this Agreement hire any of the foregoing on his own behalf or on behalf of any entity for which the Executive is hired or retained.

Injunctive Relief

4.05    The Executive acknowledges and agrees that the agreements and covenants in this Article Four are essential to protect the business and goodwill of the Corporation and that a breach by the Executive of the covenants in Sections 4.01, 4.02, 4.03 and 4.04 hereof could result in irreparable harm to the Corporation for which the Corporation could not be adequately compensated in damages and that, accordingly, the Corporation may have no adequate remedy at law if the Executive breaches such provisions. Consequently, if the Executive breaches any of such provisions, the Corporation shall have, in addition to and not in lieu of, any other rights and remedies available to it under any law or in equity, the right to obtain injunctive relief to restrain any breach or threatened breach thereof and to have such provisions specifically enforced by any court of competent jurisdiction.

Severability of Covenants in Full or in Part

4.06    The parties acknowledge that the provisions of Article Four hereof (the "Restrictive Covenants") are reasonable and valid in geographic and temporal scope and in all other respects. If any court of competent jurisdiction determines that any of the Restrictive Covenants or any part thereof, is or are invalid or unenforceable, the Executive and the Corporation agree that the remainder of the Restrictive Covenants shall not be affected by the deemed invalid portions.

Assignment of IP

4.07    The Executive shall disclose to the Corporation any and all Intellectual Property (as defined in the Confidentiality Agreement) which he may make solely, jointly, or in common with other employees during the term of his employment within the Corporation and which relates to the business. Any Intellectual Property coming within the scope of the Business made and/or developed by the Executive while in the employ of the Corporation, whether or not conceived or made during regular working hours, and whether or not the Executive is specifically instructed to make or develop same, shall be for the benefit of the Corporation and shall be regarded as work made in the course of employment for the purposes of the Copyright Act (Canada). The Executive shall assign, set over and transfer to the Corporation his entire right, title and interest in and to any and all of the Intellectual Property and to all letters patent and applications for letters patent which may be, or may have been filed and/or issued by or to him or on his behalf and the Executive agrees to execute and deliver to the Corporation any and all instruments necessary or desirable to accomplish the foregoing and, in addition, to do all lawful acts which may be necessary or desirable to assist the Corporation to obtain and enforce protection of the Intellectual Property. To the extent of any rights Executive may have with respect to the Intellectual Property which are not assignable, including but not limited to moral rights, the Executive hereby waives same. The Executive will execute and deliver to the Corporation or its successors and assigns, such other and further assignments, instruments and documents as the Corporation from time to time reasonably may request for the purpose of establishing, evidencing, and enforcing or defending its complete, exclusive, perpetual, and world-wide ownership of all rights, titles, and copyrights, in and to the Intellectual Property, and Executive constitutes and appoints the Corporation as agent and attorney-in-fact, with full power of substitution, to execute and deliver such assignments, instruments, documents as Executive may fail to or refuse to execute and deliver, this power and agency being coupled with an interest and being irrevocable.

Standards of Business Conduct

4.08    The Executive acknowledges and agrees that he has read and understood and agrees to be bound by the Corporation's Standards of Business Conduct, which is attached hereto as Schedule B.

No Conflicting Obligations

4.09    The Executive warrants to the Corporation that:

  (a)
  the performance of the Executive's duties as an employee of the Corporation will not breach any agreement or other obligation to keep confidential the Confidential Information of any third party; and

  (b)
  the Executive is not bound by any agreement with or obligation to any third party that conflicts with the Executive's obligations as an employee of the Corporation.

ARTICLE FIVE — INTERPRETATION AND ENFORCEMENT

Independent Legal Advice

5.01    The Executive agrees to the terms and conditions of this Agreement having had the opportunity to receive independent legal advice, for which he has been reimbursed by the Corporation.

Severability

5.02    The parties further acknowledge that if any provision contained in this Agreement is determined to be invalid or unenforceable in whole or in part, such invalidity or unenforceability shall attach only to such provision or part thereof and the remaining part of such provision and all other provisions hereof shall continue in full force and effect.

Sections and Headings

5.03    The division of this Agreement into Articles and Sections and the insertion of headings are for the convenience of reference only and shall not affect the construction or interpretation of this Agreement.

Number and Gender

5.03    In this Agreement words importing the singular number only shall include the plural and vice versa and words importing the masculine gender shall include the feminine and neuter genders and vice versa.

Entire Agreement

5.04    This Agreement and all the Schedules hereto constitute the entire Agreement between the parties with respect to the subject matter hereof and cancels and supersedes any prior understandings and agreements between the parties with respect thereto. There are no representations, warranties, forms, conditions, undertakings or collateral Agreements, express, implied or statutory between the parties other than as expressly set forth in this Agreement.

Amendments and Waivers

5.05    No amendment to this Agreement shall be valid or binding unless set forth in writing and duly executed by both parties. No waiver of any breach of any term or provision of this Agreement shall be effective or binding unless made in writing and signed by the party purporting to give the same and, unless otherwise provided in written waiver, shall be limited to the specific breach waived.

Governing Law

5.06    This Agreement shall be deemed to have been made in and shall be construed in accordance with the laws of the Province of Ontario and all legal proceedings contemplated in this Agreement shall be brought in, and be governed by, the laws of the Province of Ontario, without regard to principles of conflicts of law.

Notices

5.07    Any demand, notice or other communication (hereinafter in this section 5.07 referred to as a "Communication") to be made or given in connection with this Agreement shall be made or given in writing and may be made or given by personal delivery addressed respectively to the recipients:

To the Executive:	Kenneth G. Howling **
To the Corporation:	7150 Mississauga Road Mississauga, ON L5N 8M5
Attn: Chief Executive Officer

or such other address or individual as may be designated by notice by either party to the other. Any communication made or given by personal delivery shall be conclusively deemed to have been given on the day of the actual delivery thereof.

Benefit of Agreement

5.08    This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective heirs, executors, legal personal representatives, successors and assigns.

Assignment

5.09    The Executive may not assign his rights or obligations under this Agreement without the prior written consent of the Corporation which consent may be unreasonably withheld. The Corporation may unilaterally assign this agreement to an affiliate without consent but on notice to the Executive.

Execution of Agreement

5.10    The Executive acknowledges that he has executed this Agreement freely; that he has reviewed his Agreement thoroughly; that he agrees with its contents; and that the terms herein are reasonable for the fair protection of both the Executive and the Corporation.

        IN WITNESS WHEREOF, the parties have executed this Agreement on the dates identified below at Mississauga, Ontario, Canada.

BIOVAIL CORPORATION		EXECUTIVE
By:	/s/ MARK DURHAM	/s/ KENNETH G. HOWLING
March 19, 2007		Date: March 19, 2007

SCHEDULE A

BIOVAIL CORPORATION
(and its Subsidiaries, Divisions, and Affiliates)

CONFIDENTIALITY AGREEMENT

As an employee of Biovail Corporation (the "Corporation"), I acknowledge that I may acquire or have disclosed to me by the Corporation or by any affiliate, associate, or technology partner of the Corporation, either directly or indirectly, in writing, conversation, or through observation, various information about the business of the Corporation which is not in the public domain and which the Corporation does not wish to be divulged to other persons, companies, or third parties. I further understand that the Corporation's Confidential Information (as defined below) is essential to its competitive advantage and to its ability to be financially viable. I further understand that the unauthorized disclosure of such Confidential Information may cause the Corporation irreparable injury that may not be rectified in the future.

Therefore, as a condition and in consideration of my employment with the Corporation, I understand and agree that while employed with the Corporation and thereafter (as more particularly described below), I am required to hold confidential and not to disclose to anyone without the written authority from the Corporation any knowledge, information, or facts concerning the Corporation's:

  •
  research and development activities

  •
  technological plans, advances, applications and inventions

  •
  technical specifications, designs and plans

  •
  materials and sources of supply

  •
  discoveries, inventions, trade secrets, patents

  •
  financial affairs, contracts, licensing agreements, customer lists, pricing practices, marketing strategies

  •
  any other information regarding the Corporation, its products and their development which is not in the public domain

All of the foregoing shall hereinafter collectively be referred to as the "Confidential Information".

I shall keep confidential any and all Confidential Information which has been disclosed to me in writing or through oral communications and shall not divulge in any manner whatsoever any such information to any person, firm, corporation, partnership or similar entities without the Corporation's written authority.

Should I breach or threaten to breach this Agreement, I shall be liable to the Corporation in equity and/or in law for damages that may be suffered by the Corporation as a result of the breach or threatened breach. I understand that a breach of this Agreement may result in irreparable harm to the Corporation such as to warrant the entitlement by the Corporation to an interlocutory and/or permanent injunction or other equitable relief against me, and an award of damages including punitive, exemplary and aggravated damages, together with legal costs and expense and I specifically agree that I will not argue the adequacy of damages or the Corporation's ability to seek equitable relief in any such proceeding.

All Confidential Information supplied by the Corporation to me during the course of my employment and any rights related thereto, including but not limited to rights of know how, patent, trademark and copyright, with respect to existing products or those that are developed during or after my employment, are and remain the exclusive and absolute property of the Corporation.

I shall not, except as and to the extent required to enable me to carry out my duties with the Corporation, make any copies or reproduce the Confidential Information nor shall I remove or cause to have removed from the premises of the Corporation during my employment any Confidential Information unless required to do so in order to fulfill my duties with the Corporation. Such copies or reproductions shall be strictly subject to the terms and conditions of this Agreement. I shall take such steps as are necessary to restrict access to and protect the confidentiality of such copies or reproductions of the Confidential Information. Any such copies or reproductions made shall become the exclusive and absolute property of the Corporation.

Upon request of the Corporation, I agree to immediately surrender to the Corporation all documentation and information — notes, drawings, recordings, manuals, letters, correspondence, computer data and programs, records, books or any other materials relating to the Confidential Information which is in my possession without my retaining any copies or duplicates thereof.

I agree that this Agreement shall be construed in accordance with the laws of the Province of Ontario and I agree that the applicable courts of the Province of Ontario shall have exclusive jurisdiction with respect to any dispute or breach herein and I hereby attorn to the exclusive jurisdiction of the courts of the Province of Ontario.

This Agreement shall enure to the benefit of and shall be binding upon my successors, heirs and attorneys.

The disclosure or divulging of any Confidential Information contrary to this Agreement, or the violation of this Agreement in any way shall result in my immediate termination of employment, in addition to which I may be subject to criminal prosecution and civil liability.

I acknowledge and agree that I have executed this Agreement freely and with the benefit of independent legal advice and the terms herein are fair and reasonable.

I acknowledge and agree to the foregoing.

Employee Signature:	Date:

Witness Signature:	Date:

SCHEDULE B

BIOVAIL CORPORATION
(and its Subsidiaries, Divisions, and Affiliates)

STANDARDS OF BUSINESS CONDUCT

I      CONFLICTS OF INTEREST

Employees, officers and directors of Biovail Corporation (the "Corporation") shall avoid situations where their personal interest could conflict with, or even appear to conflict with, the interests of the Corporation and its stockholders.

Conflicts of interest arise where an individual's position or responsibilities with the Corporation present an opportunity for personal gain apart from the normal rewards of employment, to the detriment of the Corporation. They also arise where an employee's, director's or officer's personal interests are inconsistent with those of the Corporation and create conflicting loyalties. Such conflicting loyalties can cause an employee, officer or director to give preference to personal interests in situations where corporate responsibilities should come first. Employees, officers and directors, shall perform the responsibilities of their positions on the basis of what is in the best interests of the Corporation and free from the influence of personal considerations and relationships.

In the event that any potential conflict of interest arises, the individual involved must immediately notify their immediate supervisor in writing. If the individual's supervisor is involved in the matter giving rise to the conflict or does not have sufficient authority to adequately deal with the conflict, the individual should notify the Corporation's Chief Legal Officer in writing. If such individual is an officer or director of the Corporation, the Chairman and the Chief Legal Officer of the Corporation must also be immediately notified in writing and no further action may be taken until authorized in writing by the Chairman.

While it is not possible to detail every situation where conflicts of interest may arise, the following policies cover the areas that have the greatest potential for conflict:

A.    Speculation in Corporation Securities and Use of Inside Information

There are numerous laws, both federal and provincial (or in the United States, federal and state laws), regulating transactions in corporate securities (stocks and bonds) and the securities industry. Violation of these laws may lead to civil and criminal actions against the individual and the corporation involved.

1.
Employees, officers, directors and other insiders who know of any material fact about the Corporation which has not been disclosed to the public (commonly known as "insider information") may not engage in any transaction in the Corporation's stock until such information is disclosed to the public. This rule applies equally to securities of other companies. In addition, employees, officers and directors, must not provide insider information to others ("tippees") who trade in either the securities of the Corporation or the securities of other companies.

  Generally speaking, a material fact is a matter as to which an average prudent investor ought to be reasonably informed before buying or selling the security involved. Examples of material facts include information such as knowledge of significant new products or discoveries, sales and earnings figures, major contracts, plans for stock splits and acquisitions or mergers.

  Employees, officers, directors and other insiders who have questions relating to the sale or purchase of a security under circumstances where these laws and regulations might apply should consult with the Chairman, or the Chief Financial Officer, who may refer them to their personal attorneys.

2.
In addition to the prohibition against the use of "insider" information which applies to all employees, officers and directors, the various securities laws place definite restrictions on the manner in which directors and officers of the Corporation, their family members, their associates, etc., may engage in transactions involving the securities of the Corporation. Generally speaking, the laws provide that no officer or director of the Corporation, their family members, their associates, etc., may engage in "short-swing" trading and short sales. The Corporation discourages, even in instances where the law is not violated, employees, officers and directors from engaging in trading activity of a speculative nature involving the Corporation's securities.

  Whenever there is any doubt as to whether any transactions involving the Corporation's securities would violate securities laws; employees, officers and directors should consult either the Chairman or Chief Legal Officer of the Corporation. Within the framework of the foregoing policies and laws, the final decision of each officer, director, or employee with respect to securities transactions must be their own.

3.
Employees, officers, directors and other insiders, shall not, without proper authority, give or release to anyone not employed by the Corporation, data or information of a confidential nature concerning the Corporation. Disclosure of confidential information can be harmful to the Corporation and could be the basis for legal action against the Corporation and the individual disclosing the information.

4.
Employees, officers, directors and other insiders shall not acquire any property, security or any business interest which they know that the Corporation is interested in acquiring. Moreover, based on such advance information, employees, officers and directors shall not acquire any property, security or business interest for speculation or investment.

5.
Employees, officers, directors and other insiders must follow Corporate policies regarding "Blackout Periods" when the Corporation's stock may not be traded.

B.    Personal Financial Interest

1.
Employees, officers and directors, should avoid any outside financial interests which might influence their corporate decisions or actions. An employee, officer or director performing their duties in conformity with this policy shall not have a financial interest in, indebtedness to, or a personal contract or understanding with any concern with which they do business on behalf of the Corporation. An employee, officer or director whose corporate duties bring them into business dealings with a business in which they or a member of their family has a financial interest or to which they or a member of their family has an indebtedness, or a business employing a relative or close friend, must immediately notify their immediate supervisor, and this transaction may not be completed unless properly authorized in writing, after full disclosure of the relationship.

2.
An employee, officer or director may not perform work or services, outside the course of their normal employment by the Corporation, for an organization doing or seeking to do business with the Corporation without appropriate prior written approval of their supervisor or the Board. An employee, officer or director may not be a director, officer, partner or consultant of an organization doing or seeking to do business with the Corporation, nor may they permit their name to be used in any way indicating a business connection with such an organization, without appropriate prior written approval of their supervisor or the Board.

3.
An employee shall not accept for themselves, or for the benefit of any relative or friend, any payments, loans, services, favors involving more than ordinary social amenity, or gifts of more than nominal value from any organization doing or seeking to do business with the Corporation.

4.
The requirement of freedom from conflict of interest applies with equal force to the spouse, children and other close relatives of each employee, officer and director. This policy applies to all employees, officers and directors of the Corporation with respect to all of the affairs of the Corporation.

C.    Outside Activities

Employees, officers and directors should avoid outside employment or activities which would impair the effective performances of their responsibilities to the Corporation, either because of excessive demands on their time, or because the outside commitments can be contrary to their obligations to the Corporation

D.    Protection and Proper Use of Corporation Assets

All employees, officers and directors should protect the Corporation's assets and ensure their efficient use. Theft, carelessness and waste have a direct impact on the Corporation's profitability. All of the Corporation's assets should be used only for legitimate business purposes.

II     COMPETITIVE PRACTICES

The management of the Corporation firmly believes that fair competition is fundamental to continuation of the free enterprise system. The Corporation complies with and supports laws of all countries which prohibit restraints of trade, unfair practices, or abuse of economic power.

The Corporation will not enter into arrangements which unlawfully restrict its ability to compete with other businesses, or the ability of any other business organization to compete freely with the Corporation. Corporation policy also prohibits employees, officers and directors from entering into, or even discussing, any unlawful arrangement or understanding which may affect its pricing policies, terms upon which its products and services are sold, or which might be construed as dividing customers or sales territories with a competitor.

These principles of fair competition are basic to all our operations. They are integral parts of the following sections that cover the Corporation's dealings with suppliers, customers and public officials.

III   DEALING WITH SUPPLIERS

The Corporation is a valuable customer for many suppliers of goods, services and facilities. People who want to do business, or to continue to do business, with the Corporation must understand that all purchases by the Corporation will be made in accordance with its purchasing policy and exclusively on the basis of price, quality, service and suitability to the Corporation's needs.

A.    Reciprocity

The Corporation considers reciprocity a harmful practice and a hindrance to assuring purchase of the best available materials or services at the lowest possible prices. It will not be practiced or allowed.

Suppliers of goods and services to the Corporation will not be asked to buy goods and services from the Corporation in order to become or continue as a supplier.

The Corporation will not attempt to influence its suppliers to purchase from customers of the Corporation. When the Corporation makes purchases it will not favor firms who are customers of the Corporation or any of its affiliates.

B.    "Kickbacks" and Rebates

Purchases or sales of goods and services by the Corporation must not lead to employees, officers or directors, or their families, receiving any type of personal kickbacks or rebates. Employees, officers or directors, or their families, must not accept any form of "under-the-table" payment.

C.    Receipt of Gifts and Entertainment

Even when gifts and entertainment are exchanged out of the purest motives of personal friendship, they can be misunderstood. They can appear to be attempts to bribe the Corporation's employees, officers or directors into directing business of the Corporation to a particular supplier. To avoid both the reality and the appearance of improper relations with suppliers or potential suppliers, the following standards will apply to the receipt of gifts and entertainment by employees, officers and directors of the Corporation:

1.
Gifts

Employees, officers and directors are prohibited from soliciting gifts, gratuities, or any other personal benefit or favor of any kind from suppliers or potential suppliers. Gifts include not only merchandise and products but also personal services, theater tickets, and tickets to sports events. Employees, officers and directors are discouraged from accepting unsolicited gifts. Employees, officers and directors are prohibited from accepting gifts of money.

Employees, officers and directors may accept unsolicited non-money gifts provided:

(a)
they are items of nominal intrinsic value; or

(b)
they are advertising and promotional materials, clearly marked with the Corporation or brand names.

Any gift of more than nominal intrinsic value must be reported to Corporate Management to determine whether it can be accepted. Some gifts may be perishable so as to make their return impractical. Supervisors can permit acceptance of such gifts, but should require employees, officers and directors to tactfully inform givers that such gifts are discouraged.

In the transaction of some international business, it is lawful and customary for business leaders in some countries to give unsolicited gifts to employees, officers or directors of the Corporation. These gifts can be of more than nominal value. Moreover, under the circumstances, returning the gifts or payment for them may constitute an affront to the giver. In such cases, the gift must be reported to Corporate Management who may permit the retaining of the gifts.

In all other instances where gifts cannot be returned or may adversely affect the Corporation's continuing business relationships, Corporate Management must be notified. They can require employees, officers and directors to transfer ownership of such gifts to the Corporation.

2.
Entertainment

Employees, officers and directors shall not encourage or solicit entertainment from any individual or company with whom the Corporation does business. Entertainment includes, but is not limited to, activities such as dinner parties, theater parties, and sporting events.

From time to time employees, officers and directors may accept unsolicited entertainment, but only under the following conditions:

(a)
the entertainment occurs infrequently;

(b)
it arises out of the ordinary course of business;

(c)
it involves reasonable, not lavish expenditures (the amounts involved should be ones employees, officers and directors are accustomed to normally spending for their own business or personal entertainment; and

(d)
the entertainment takes place in settings that also are reasonable, appropriate, and fitting to employees, officers and directors, their hosts, and their business at hand.

IV    DEALINGS WITH CUSTOMERS AND POTENTIAL CUSTOMERS

Employees, officers and directors must keep all dealings with customers and potential customers fair and above board. The Corporation gets business and keeps it because of the quality of its goods and services. The Corporation does not give unethical or illegal rebates, kickbacks, under-the-table payments, or other similar improper favors to customers or their representatives.

The boundary line between ethical and unethical competition, or legal and illegal conduct, is not always well defined, particularly in international activities where differing local laws, customs, and practices come into play; therefore, the following standards will serve as guides:

A.
All employees, officers and directors should make every effort to know and fully comply with all laws governing relations with customers as well as competitors.

B.
All employees, officers and directors engaged in negotiations and contracts with foreign governments, the United States or any political subdivision thereof must also know and abide by the specific rules and regulations covering relations with such governments and their agencies.

C.
Employees, officers and directors will give no gifts to customers except items of nominal value which fit the legal, normal, and customary pattern of the Corporation's sales efforts for a particular market. Exceptions to this policy can occur in international trades where it can be legal, customary, and appropriate business practice to exchange gifts with customers. Only Corporate Management can authorize the giving, receiving, or exchanging of such gifts. Any gifts received by employees, officers or directors in such an exchange must be reported to Corporate Management for determination as to the disposition of the gifts.

D.
Entertainment for any customer must fit regular business practices. The place and type of entertainment and the money spent must be reasonable and appropriate.

V     DEALING WITH PUBLIC OFFICIALS

Domestic and Foreign laws and regulations require the Corporation to be in contact with public officials on a wide variety of matters. Employees, officers and directors who regularly make these contacts have special responsibilities for upholding the Corporation's good name. The following standards relate to these special responsibilities:

A.
All employees, officers and directors who contact public officials must be familiar with lobbying laws and public disclosure requirements, particularly those that apply to registrations and filings.

B.
No employee shall make any form of payment, direct or indirect, to any public official as inducement to procuring or keeping business or having a law or regulation enacted, defeated, or violated. This is bribery, pure and simple. It will not be tolerated.

  It should be acknowledged that inherent in the current healthcare regulatory environment, the definition of "form of payment" may include seemingly trivial gifts and/or favors (lunches, buying coffee, etc.).

C.
When not prohibited by law, employees, officers and directors are allowed to give to public officials gifts where the presentation and acceptance of gifts is an established custom and a normal business practice. All such gifts shall be of reasonable value and the presentation approved in advance by Corporate Management. Moreover, such gifts must be presented in a manner that clearly identifies the Corporation and the occasion that warrants the presentation.

D.
Employees, officers and directors are also allowed to give public officials gifts in the form of product models and pictures provided the models and pictures are part of the Corporation's general marketing and public relations programs (except as noted in B).

E.
On special ceremonial occasions, senior officers of the Corporation may publicly give gifts of more than nominal value to public institutions and public bodies. Such gifts can commemorate special events or milestones in the Corporation's history.

  These may be transmitted through public officials but the gifts are given to the public institutions and public groups they represent, not to the officials personally.

F.
From time to time employees, officers and directors may entertain public officials, but only under the following conditions:

1.
it is legal and permitted by the entity represented by the official;

2.
the entertainment is not solicited by the public official;

3.
the entertainment occurs infrequently;

4.
it arises out of the ordinary course of business;

5.
it does not involve lavish expenditures, considering the circumstances;

6.
the settings and types of entertainment are reasonable, appropriate and fitting to our employees, officers or directors, their guests, and the business at hand.

VI    POLITICAL ACTIVITIES AND CONTRIBUTIONS

A.    Canada and The United States

Employees, officers and directors who participate in partisan political activities must make every effort to ensure that they do not leave the impression that they speak or act for the Corporation.

The Corporation encourages its employees, officers and directors to participate in political activities in their own time and at their sole expense. No corporate action, direct or indirect, will be allowed that infringes on the right of any employee individually to decide whether, to whom, and in what amount, they will make personal political contributions. The same is true of volunteer political donations of personal service time, so long as it does not interfere with the working status of employees, officers or directors.

B.    Outside Canada and The United States

No employees, officers and directors are permitted to use the Corporation's funds, facilities, or other assets, to support either directly or indirectly any political candidates or political parties, without advance authorization in writing from their immediate supervisor and the Chief Legal Officer. The policy of the Corporation is that officers, directors and employees, officers and directors should not participate in political activities in countries of which they are not nationals. However, such persons, of course, are free to participate in political activities in countries of which they are nationals in their own time and at their own expense.

VII  EQUAL OPPORTUNITY

The Corporation supports the principle that every individual must be accorded an equal opportunity to participate in the free enterprise system and to develop their ability to achieve their full potential within that system.

There shall be no discrimination against any employee or applicant because of race, religion, color, sex, age, national or ethnic origin, or physical handicap (unless demands of the position are prohibitive). All employees, officers and directors will be treated with equality during their employment without regard to their race, religion, color, sex, age, national or ethnic origin, or physical handicap, in all matters, including employment, upgrading, promotion, transfer, layoff, termination, rates of pay, selection for training and recruitment. The Corporation will maintain a work environment free of discriminatory practice of any kind.

No employee shall have any authority to engage in any action or course of conduct or to condone any action or course of conduct by any other person which shall in any manner, directly or indirectly, discriminate or result in discrimination in the course of one's employment, termination of employment, or any related matter where such discrimination is, directly or indirectly, based upon race, religion, color, sex, age, national or ethnic origin, or physical handicap.

VIII HEALTH, SAFETY, AND ENVIRONMENTAL PROTECTION

It is the Corporation's policy to pay due regard to the health and safety of its employees, officers and directors and others and to the state of the environment. There are federal, provincial, state and local workplace safety and environmental laws which through various governmental agencies regulate both physical safety of employees, officers and directors and their exposure to conditions in the workplace. Should you be faced with an environmental health issue or have a concern about workplace safety, you should contact your Health and Safety Committee representative or notify Corporate Management immediately.

Many countries and their regional and local governments now have complex legislation to protect the health and safety of employees, or the general public, and to prevent pollution and protect the environment. These laws often provide penalties both for the companies involved and executive personnel in case of violation. The Corporation's Chief Legal Officer should always be consulted when necessary to understand or comply with such laws.

IX    WORK ENVIRONMENT

Employees, officers and directors must treat each other with professional courtesy and respect at all times and specifically shall not subject any other employee to unwelcome sexual advances, requests for sexual favors or other verbal or physical conduct which might be construed as sexual in nature. Such conduct may constitute sexual harassment under federal, provincial and state law and may be the basis for legal action against the offending employee and/or the Corporation.

Any employee who believes that they have been subjected to sexual harassment by any other employee should immediately advise their supervisor or an officer of the Corporation that there are reasonable grounds to believe that an incident of sexual harassment has occurred. The identity of the employees, officers or directors involved will be kept strictly confidential and will not be revealed by the Corporation's management without the employee's permission. The alleged harassment will be thoroughly investigated and documented by the Corporation and appropriate action will be taken. The Corporation shall have an appropriate policy to protect employees against discrimination.

X     INTEGRITY OF RECORDS AND FINANCIAL REPORTS

As a public company, it is of critical importance that the Corporation's filings with the appropriate regulatory authorities be accurate and timely. Depending on their position with the Corporation, an employee, officer or director may be called upon to provide necessary information to ensure that the Corporation's public reports are complete, fair and understandable. The Corporation expects employees, officers and directors to take this responsibility very seriously and to provide prompt accurate answers to inquiries related to the Company's public disclosure requirements.

The integrity of the Corporation's record keeping systems will be respected at all times. Employees, officers and directors are forbidden to use, authorize, or condone the use of "off-the-books" bookkeeping, secret accounts, unrecorded bank accounts, "slush" funds, falsified books, or any other devices that could be utilized to distort records or reports of the Corporation's true operating results and financial conditions or could otherwise result in the improper recordation of funds or transactions.

XI    USE OF AGENTS AND NON-EMPLOYEES, OFFICERS AND DIRECTORS

Agents or other non-employees cannot be used to circumvent the law. Employees, officers and directors will not retain agents or other representatives to engage in practices that run contrary to the Corporate Standards of Business Conduct.

XII  INTERNATIONAL OPERATIONS

Corporate employees, officers and directors operating outside of Canada and the United States have a special responsibility to know and obey the laws and regulations of countries where they act for the Corporation. Customs vary throughout the world, but all employees, officers and directors must uphold the integrity of the Corporation in other nations diligently.

XIII STANDARDS OF COMPLIANCE

A.    Initial Distribution

1.
Current employees, officers and directors designated to receive these Standards will receive their copies immediately after publication.

2.
Future employees, officers and directors designated to receive these Standards will receive their copies at the time they are hired.

B.    Initial Verification

Upon receiving their copy of the Standards, employees, officers and directors current and future will:

1.
Become thoroughly familiar with the Standards.

2.
Resolve any doubts or questions about the Standards with their supervisors.

3.
Inform their supervisors of any existing holdings or activities that might be, or appear to be, at variance with the Standards.

4.
Prepare written disclosures of such information, if requested, by supervisors.

5.
Take steps to correct existing situations and bring holdings and activities into full compliance with the Standards. Such steps will be approved in writing by supervisors and will be based on the written disclosure submitted by employees, officers or directors.

6.
Sign the verification and return it to their supervisors who will make it part of employee's permanent corporate records.

C.    Maintaining Compliance

1.
Employees, officers and directors have the responsibility to maintain their understanding of the Standards of Business Conduct and for following them.

2.
Supervisors have the responsibility to maintain an awareness on the part of their employees, officers and directors of the importance of their adhering to the Standards of Business Conduct and for reporting deviations to Corporate Management.

3.
As requested by the Board of Directors or senior management, employees, officers and directors or supervisors will be asked to re-verify their understanding of the Standards of Business Conduct and their compliance with them from time to time.

4.
Employees, officers and directors must inform their supervisors of any changes in their holdings or activities that might be, or appear to be in non-compliance with the Standards of Business Conduct.

5.
Employees, officers and directors must prepare written disclosure of such information, if requested, by supervisors.

6.
Employees, officers and directors must take steps to correct any such changes, if necessary, to bring holdings and activities into full compliance. Such steps will be approved in writing by supervisors and Corporate Management and will be based on the written disclosures submitted by employees, officers and directors.

D.    Audits of Compliance

Regular audits of the Corporation will include procedures to test compliance with the Standards of Business Conduct.

XIV VIOLATIONS OF STANDARDS

A.
Employees, officers and directors must immediately report any violations of the Standards. Failure to do so can have serious consequences for the employees, officers or directors and the Corporation.

B.
Reports of violations should be made by employees, officers and directors to their supervisors or to Human Resources and to the Chief Legal Officer.

C.
Supervisors and Human Resources have the responsibility of promptly and thoroughly investigating all reports and of reporting violations to the Chief Legal Officer.

D.
After a violation is investigated, appropriate action will be taken. Management has the right to determine the appropriate disciplinary action for a violation up to and including termination of employment. All proposed disciplinary action is subject to review by senior Corporate Management.

E.
Employees, officers and directors should be aware that in addition to any disciplinary action taken by the Corporation, violations of some Standards may require restitution and may lead to civil or criminal action against individual employees, officers and directors and any corporation involved.

F.
Supervisors have the responsibility of taking remedial steps to correct any operating procedures that may contribute to violations of Standards.

G.
Retaliation in any form against an individual who reports a violation of these Standards of Business Conduct or of law in good faith, or who assists in the investigation of a reported violation, is itself a serious violation of this policy. Acts of retaliation should be reported immediately to their supervisor or Human Resources, and will be disciplined appropriately.

XV   CONTINUANCE OF EXISTING PERSONNEL POLICIES, RULES AND PERFORMANCE STANDARDS

The Corporation has codified numerous personnel policies, rules and standards of employee performance, which continue in force. These Standards of Business Conduct are intended to supplement and amplify those established personnel policies, rules and standards.

It continues to be the responsibility of all members of management to comply with all such policies, rules and performance standards. Additionally, they are to continue making certain that employees reporting to them are made aware of established policies, rules and performance standards and comply with them.

XVI AMENDMENT, MODIFICATION AND WAIVER

The Corporation will periodically review these Standards of Business Conduct. These Standards may be amended, modified or waived by the Board of Directors and waivers may also be granted by the Nominating & Governance Committee, subject to the disclosure and other provisions of the Securities Exchange Act of 1934, and the rules there under and the applicable rules of the Toronto Stock Exchange/New York Stock Exchange. Employees, officers and directors will be fully informed of any material revisions to the Standards of Business Conduct.

VERIFICATION AND RECEIPT OF UNDERSTANDING

As of this date, I have received a copy of Standards of Business Conduct for BIOVAIL CORPORATION and its subsidiaries, divisions and affiliates. I understand how the Standards apply to me. I acknowledge that my receiving the Standards obligates me to follow them and abide by their conditions.

Date	Name

Signature

Employee's Copy

VERIFICATION AND RECEIPT OF UNDERSTANDING

As of this date, I have received a copy of Standards of Business Conduct for BIOVAIL CORPORATION and its subsidiaries, divisions and affiliates. I understand how the Standards apply to me. I acknowledge that my receiving the Standards obligates me to follow them and abide by their conditions.

Date	Name

Signature

HR File Copy

BIOVAIL CORPORATION

AMENDMENT TO EXECUTIVE EMPLOYMENT AGREEMENT

        THIS AMENDMENT effective the 5th day of November, 2007, is made to the EXECUTIVE EMPLOYMENT AGREEMENT (the "Agreement") by and between Biovail Corporation (hereinafter the "Corporation") and Kenneth G. Howling (hereinafter the "Executive") dated the 6th day of December, 2006, which Agreement is valid and subsisting save for the amendments hereinafter set out.

        In consideration of the mutual covenants and agreements contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby mutually acknowledged, the Corporation and the Executive agree to amend the Agreement as follows:

1.
Section 3.06 (b) shall be amended as follows:

  The bracketed words "as defined in the Equity Compensation Plan" in the first sentence of Section 3.06(b) shall be deleted and replaced with the bracketed words "as defined in Section 3.06(c) below".

  In each of the first and third sentences of Section 3.06(b), immediately following the first instance in each such sentence of the word "options", and in the second sentence of Section 3.06(b), immediately following the first, second and third instances in such sentence of the word "options", the words "and RSUs" shall be inserted.

  In the third sentence of Section 3.06(b), immediately following the first "and", the words "the options" shall be inserted.

2.    A new Section 3.06(c) shall be inserted immediately following the existing Section 3.06(b) and shall state in its entirety:

  "3.06(c) For the purpose of this Section 3.06, "Change of Control" means the happening of any of the following events:

    (i)    the completion of a transaction pursuant to which (A) the Corporation goes out of existence or (B) any person, or any Associate (as such terms defined in National Instrument 45-106 — Prospectus and Registration Exemptions, as amended from time to time, or such other successor rules, instruments or policies from time to time of Canadian provincial securities regulatory authorities which may govern trades of securities to employees, officers, directors or consultants ("NI45-106")) or Related Entity (as such term is defined in NI45-106) of such person (other than the Corporation, any trustee or other fiduciary holding securities under any employee benefit plan of the Corporation or a Related Entity, or any company owned, directly or indirectly, by the shareholders of the Corporation in substantially the same proportions as their ownership of common shares of the Corporation) hereafter acquires the direct or indirect "beneficial ownership" (as defined by the Canada Business Corporations Act) of securities of the Corporation representing 50% or more of the aggregate voting power of all of the Corporation's then issued and outstanding securities;

    (ii)    the lease, exchange, license, sale or other similar disposition of all or substantially all of the Corporation's assets in one transaction or a series of related transactions to a person, or any Associate or Related Entity of such person (other than an Associate or Related Entity of the Corporation, any trustee or other fiduciary holding securities under any employee benefit plan of the Corporation or a Related Entity, or any company owned, directly or indirectly, by the shareholders of the Corporation in substantially the same proportions as their ownership of common shares of the Corporation);

    (iii)    the dissolution or liquidation of the Corporation except in connection with the distribution of assets of the Corporation to one or more persons which were Related Entities prior to such event;

    (iv)    during any period of 24 consecutive months beginning on or after the date of the Agreement, the persons who were members of the Board immediately before the beginning of such period (the "Incumbent Directors") cease (for any reason other than death) to constitute at least a majority of the Board or the board of directors of any successor to the Corporation, provided that any director who was not a director as of the date of the Agreement shall be deemed to be an Incumbent Director if such director is elected to the Board by, or on the recommendation of or with the approval of, at least two-thirds of the directors who then qualified as Incumbent Directors either actually or by prior operation of the foregoing unless such election, recommendation or approval occurs as a result of an actual or threatened election contest or other actual or threatened solicitation of proxies or contests by or on behalf of a person other than a member of the Board; or

    (v)    a merger, amalgamation, arrangement or consolidation of the Corporation with any other corporation other than a merger, amalgamation, arrangement or consolidation that would result in the voting securities of the Corporation outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) more than 50% of the combined voting power of the voting securities of the Corporation or such surviving entity outstanding immediately after such merger, amalgamation, arrangement or consolidation; provided, however, that a merger, amalgamation, arrangement or consolidation effected to implement a recapitalization of the Corporation (or similar transaction) in which no person (other than those covered by the exceptions in (i) above) acquires more than 50% of the combined voting power of the Corporation's then outstanding securities shall not constitute a Change of Control.

3.
Section 2.03(a) of the Agreement is deleted in its entirety and replaced with the following:

  "The Executive shall be eligible to participate in the Corporation's 2007 Equity Compensation Plan, as such plan may be amended or supplemented from time to time (the "Equity Compensation Plan"), in accordance with the terms of the Equity Compensation Plan, except as may be otherwise indicated in this Agreement. The Executive's annual target under the Equity Compensation Plan shall be 75,000 stock options and 6,250 Restricted Share Units ("RSUs"), or a substantially equivalent award. "

        IN WITNESS WHEREOF, the parties have executed this Amendment at Mississauga, Ontario, Canada.

BIOVAIL CORPORATION
By:	/s/ MARK DURHAM	/s/ KENNETH G. HOWLING
Name:
Title:
Date: January 15, 2008		Date: January 15, 2008
Witness

QuickLinks

  Exhibit 99.2
BIOVAIL CORPORATION EXECUTIVE EMPLOYMENT AGREEMENT
SCHEDULE A
BIOVAIL CORPORATION (and its Subsidiaries, Divisions, and Affiliates) CONFIDENTIALITY AGREEMENT
SCHEDULE B
BIOVAIL CORPORATION (and its Subsidiaries, Divisions, and Affiliates) STANDARDS OF BUSINESS CONDUCT
VERIFICATION AND RECEIPT OF UNDERSTANDING
VERIFICATION AND RECEIPT OF UNDERSTANDING
BIOVAIL CORPORATION AMENDMENT TO EXECUTIVE EMPLOYMENT AGREEMENT